UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HSW INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Christina Wadyka, Esq.

Discovery Communications Holding, LLC

One Discovery Place

Silver Spring, MD 20910

(240) 662-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HowStuffWorks, Inc. 56-2161028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 23,440,727 shares (See Note 1 below)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 23,440,727 shares (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)
14.	Type of Reporting Person (See Instructions) CO

Note 1: Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock, as described in Item 6 below.

CUSIP No. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Communications Holding, LLC 52-1737252
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 shares
8. Shared Voting Power 23,440,727 shares (See Note 1 below)
9. Sole Dispositive Power 0 shares
10. Shared Dispositive Power 23,440,727 shares (See Note 1 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,440,727 shares (See Note 1 below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 47.0% (See Note 1 below)
14.	Type of Reporting Person (See Instructions) OO

Note 1: Includes a warrant to purchase 500,000 shares of HSW International, Inc. Common Stock, as described in Item 6 below.

This Amendment No. 2 to Schedule 13D is being filed jointly by HowStuffWorks, Inc. (“HSW”) and Discovery Communications Holding, LLC (“Holding”). On December 17, 2007, HSW became a wholly owned subsidiary of Discovery Communications, LLC (“Discovery”), which is a wholly owned subsidiary of Holding, as a result of the consummation of the transactions contemplated by the HSW Merger Agreement described in Item 4 below. As a result, Holding may be deemed to beneficially own indirectly the shares of the common stock, $0.001 par value (the “Common Stock”) of HSW International, Inc., a Delaware corporation (“HSWI”), beneficially owned by HSW.

The Schedule 13D filed by HSW on October 2, 2007, as amended and supplemented by Amendment No. 1 filed on October 14, 2007, is hereby amended and supplemented by HSW and Holding as set forth below in this Amendment No. 2.

Item 2.	Identity and Background

Item 2 is amended by deleting the first sentence thereof and replacing it with the following:

(a)-(c); (f) This Statement is jointly filed by HSW and Holding. Holding is a Delaware limited liability company whose principal address is One Discovery Place, Silver Spring, MD 20910. It is the holding company of Discovery, a non-fiction media company.

Item 2 is further amended by adding the following after the second paragraph thereof:

The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Holding is set forth in Annex I attached hereto.

Item 2 is further amended by adding the following at the end thereof:

During the past five years, neither Holding nor, to the best knowledge of Holding, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following at the end thereof:

Holding may be deemed to have acquired indirect beneficial ownership of shares of the

Common Stock when Discovery, a wholly owned subsidiary of Holding, acquired HSW pursuant to the HSW Merger Agreement. The cash merger consideration of $250 million, subject to adjustments, was funded with bank borrowings.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following to the end of the first paragraph thereof:

Except as described herein, neither Holding nor, to Holding’s knowledge, any of Holding’s executive officers and directors named on Annex I hereto has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 4 is further amended by deleting the first sentence of the second paragraph thereof and replacing it with the following:

On October 14, 2007, HSW, the largest stockholder of HSWI, entered into the Agreement and Plan of Merger, as amended on November 12, 2007 and December 13, 2007 (the “HSW Merger Agreement”) with Discovery, pursuant to which HSW would become a wholly owned subsidiary of Discovery (the “HSW Merger”), which is a wholly owned subsidiary of Holding.

Item 4 is further amended by adding the following to the end of the third paragraph thereof:

Following the consummation of the HSW Merger (i) Wei Zhou and Thomas Tull resigned from the board of directors of HSWI, (ii) Bruce Campbell and Arthur Kingsbury were added to the board of directors of HSWI and (iii) HSW designated Jeffrey T. Arnold, Bruce Campbell and Arthur Kingsbury as its three designees on the board of directors of HSWI.

Item 4 is further amended by deleting the last paragraph thereof and replacing it with the following:

The transactions contemplated by the HSW Merger Agreement were consummated on December 17, 2007. As a result of such transaction, HSW became a wholly owned subsidiary of Discovery, which is a wholly owned subsidiary of Holding.

The description of the HSW Merger contained herein does not purport to be complete and is qualified in its entirety by reference to the HSW Merger Agreement and the amendments thereto, filed as Exhibits 7.2, 7.3 and 7.4, respectively, hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended by replacing the second sentence of (a)-(b) thereof with the following:

Subject to the terms of the Stockholders Agreement as amended in connection with the HSW Merger, HSW has sole voting and dispositive power over 23,440,727 shares of Common Stock, all of which are held directly. See Item 6 below for a more detailed description of the terms of the amendments to the Stockholders Agreement and HSW’s voting rights.

Item 5 is further amended by adding the following to the end of (a)-(b) thereof:

As a result of the consummation of the transactions contemplated by the HSW Merger Agreement, Holding may be deemed to have indirect beneficial ownership over 23,440,727 shares of the Common Stock, all of which shares are held directly by HSW. As a result, subject to the terms of the Stockholders Agreement as amended in connection with the HSW Merger, Holding may be deemed to have shared power to vote or direct the vote of and to dispose of or direct the disposition of 23,440,727 shares of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following at the end thereof:

The information set forth under Item 4 above is incorporated herein by reference.

The HSW Merger has been consummated and the amendments to the Stockholders Agreement became effective as of the consummation of the HSW Merger.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 is hereby amended by amending and restating Annex 1 to read in its entirety as Annex 1 attached hereto and to add Exhibits 7.4 and 7.5.

Exhibit Number	Description
7.4	Second Amendment to Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of December 13, 2007.

7.5	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2007	HowStuffWorks, Inc.

	By:	/s/ Jeff Arnold
	Name:	Jeffrey Todd Arnold
	Title:	President and Treasurer

Date: December 28, 2007	Discovery Communications Holding, LLC

	By:	/s/ Christiana Wadyka
	Name:	Christiana Wadyka
	Title:	Senior Vice President & Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
7.4	Second Amendment to Agreement and Plan of Merger by and among HowStuffWorks, Inc., HSW MergerSub, Inc., Discovery Communications, LLC and the HSW Stockholders’ Representative, dated as of December 13, 2007.

7.5	Joint Filing Agreement

ANNEX I

The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of HowStuffWorks, Inc.

Name and Business Address	Present Principal Occupation or Employment	Present Role at HowStuffWorks, Inc.	Citizenship
Jeffrey T. Arnold HowStuffWorks, Inc. 3350 Peachtree Road, Suite 1500 Atlanta, GA 30326	President and Treasurer, HowStuffWorks, Inc.	President and Treasurer, HowStuffWorks, Inc.	USA

Bruce Campbell Discovery Communications, LLC 850 Third Avenue New York, NY 10022	President, Digital Media, Business Development and Emerging Networks, Discovery Communications, LLC	Director, Executive Vice President and Secretary, HowStuffWorks, Inc.	USA

Mark Hollinger Discovery Communications, LLC One Discovery Place Silver Spring, MD 20910	Senior Executive Vice President, Corporate Operations, General Counsel, Discovery Communications, LLC	Director, HowStuffWorks, Inc.	USA

The following table sets forth the name, residence or business address and present principal occupation or employment of each member and executive officer of Discovery Communications Holding, LLC.

Name and Business Address	Present Principal Occupation or Employment	Present Role at Discovery Communications Holding, LLC	Citizenship
Bruce Campbell Discovery Communications, LLC 850 Third Avenue New York, NY 10022	President, Digital Media, Business Development and Emerging Networks, Discovery Communications, LLC	Executive Vice President, Discovery Communications Holding, LLC	USA

Mark Hollinger Discovery Communications, LLC One Discovery Place Silver Spring, MD 20910	Senior Executive Vice President, Corporate Operations, General Counsel, Discovery Communications, LLC	President & Secretary, Discovery Communications Holding, LLC	USA

J. Michael Suffredini Discovery Communications Holding, LLC One Discovery Place Silver Spring, MD 20910	Senior Vice President & Treasurer, Discovery Communications Holding, LLC	Senior Vice President & Treasurer, Discovery Communications Holding, LLC	USA

Christina Wadyka Discovery Communications, LLC One Discovery Place Silver Spring, MD 20910	Senior Vice President, Discovery Communications, LLC	Senior Vice President & Assistant Secretary, Discovery Communications Holding, LLC	USA

Eugenia Collis Discovery Communications Holding, LLC One Discovery Place Silver Spring, MD 20910	Vice President & Assistant Treasurer, Discovery Communications Holding, LLC	Vice President & Assistant Treasurer, Discovery Communications Holding, LLC	USA

LMC Discovery, Inc. 12300 Liberty Boulevard Englewood, CO 80112		Member	USA

Advance/Newhouse Programming Partnership 5000 Campuswood Drive East Syracuse, NY 13057		Member	USA